

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2024

Michael McElhaugh
Chief Executive Officer
Arbutus Biopharma Corporation
701 Veterans Circle
Warminster, PA 18974

> **Re: Arbutus Biopharma Corporation**
> **Registration Statement on Form S-3**
> **Filed November 6, 2024**
> **File No. 333-283038**

Dear Michael McElhaugh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Nicolai, Esq.